CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$3,000,000	$343.80

Pricing supplement no. 311
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 22-I dated January 13, 2012 and
underlying supplement no. 1-I dated November 14, 2011
Registration Statement No. 333-177923 Dated April 11, 2012 Rule 424(b)(2)
Structured Investments	$3,000,000 Single Observation Knock-Out Digital Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index due October 25, 2013

General
•
The notes are designed for investors who seek a fixed return of 11.20%, and who anticipate that the Ending Underlying Levels of the S&P 500® Index and the Russell 2000® Index will not be less than their respective Starting Underlying Levels by more than 30%.  Investors should be willing to forgo interest and dividend payments and, if the Ending Underlying Level of either the S&P 500® Index or the Russell 2000® Index is less than the applicable Starting Underlying Level by more than 30%, be willing to lose some or all of their principal at maturity, as described below.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	Senior unsecured obligations of JPMorgan Chase & Co. maturing October 25, 2013*
•	The notes are not linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on April 11, 2012 and are expected to settle on or about April 18, 2012.

Key Terms
Underlyings:	The S&P 500® Index and the Russell 2000® Index (each, an “Underlying,” and collectively, the “Underlyings”)
Knock-Out Event:	A Knock-Out Event occurs if the Ending Underlying Level of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount.
Buffer Amount:
With respect to the S&P 500® Index, 410.613, which is equal to 30.00% of the Starting Underlying Level of the S&P 500® Index.  With respect to the the Russell 2000® Index, 238.977, which is equal to 30.00% of the Starting Underlying of that the Russell 2000® Index

Payment at Maturity:
If a Knock-Out Event has not occurred, you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Digital Return.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Digital Return)
If a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 + ($1,000 × Lesser Performing Underlying Return)
If a Knock-Out Event has occurred, you will lose some or all of your principal amount at maturity.

Digital Return:	11.20%, which reflects the maximum return on the notes. Accordingly, the maximum payment at maturity per $1,000 principal amount note is $1,112.
Underlying Return:	Ending Underlying Level – Starting Underlying Level Starting Underlying Level
Starting Underlying Level:	With respect to each Underlying, the closing level of that Underlying on the pricing date, which was 1,368.71 for the S&P 500® Index and 796.59 for the Russell 2000® Index
Ending Underlying Level:	With respect to each Underlying, the closing level of that Underlying on the Observation Date
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Return of the S&P 500® Index and the Underlying Return of the Russell 2000® Index
Observation Date*:	October 18, 2013
Maturity Date*:	October 25, 2013
CUSIP:	48125VTM2
*
Subject to postponement as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 22-I

Investing in the Single Observation Knock-Out Digital Notes involves a number of risks.  See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 22-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$24.50	$975.50
Total	$3,000,000	$73,500	$2,926,500
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $24.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of $15.50 per $1,000 principal amount note.  This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-44 of the accompanying product supplement no. 22-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
April 11, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 22-I dated January 13, 2012 and underlying supplement no. 1-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 2, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 22-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 22-I dated January 13, 2012:
http://www.sec.gov/Archives/edgar/data/19617/000089109212000248/e46913_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the accompanying product supplement no. 22-I, the High Digital Return is equal to the Digital Return, and the Low Digital Return is equal to 0%.

Selected Purchase Considerations

•
FIXED AND CAPPED APPRECIATION POTENTIAL — If a Knock-Out Event has not occurred, you will receive a fixed and capped return equal to the Digital Return of 11.20% at maturity, which also reflects the maximum return on the notes at maturity.  Accordingly, the maximum payment at maturity is $1,112 per $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

•
POTENTIAL FOR A RETURN BASED ON THE DIGITAL RETURN EVEN IF THE LESSER PERFORMING UNDERLYING RETURN IS NEGATIVE — The Buffer Amount for each Underlying is set at 30% of the applicable Starting Underlying Level.  Accordingly, at maturity you will receive a payment of $1,112 per $1,000 principal amount note even if the Ending Underlying Level of either Underlying is less than its Starting Underlying Level by up to 30% or the Ending Underlying Levels of both Underlyings are less than their respective Starting Underlying Levels by up to 30%.  If, however, the Ending Underlying Level of either Underlying is less than its Starting Underlying Level by more than 30%, your payment at maturity will not reflect the Digital Return, and you will lose some or all of your principal amount.

•	EXPOSURE TO EACH OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the S&P 500® Index or the Russell 2000® Index.

The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information on the S&P 500® Index, see the information set forth under “Equity Index Descriptions — The S&P 500® Index” in the accompanying underlying supplement no. 1-I.

The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000E™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index.  The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.  For additional information on the Russell 2000® Index, see the information set forth under “Equity Index Descriptions — The Russell Indices” in the accompanying underlying supplement no. 1-I.

•
CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 22-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.

JPMorgan Structured Investments — Single Observation Knock-Out Digital Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-1

It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any of the equity securities included in the Underlyings.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 22-I dated January 13, 2012 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  We will pay you your principal back at maturity only if a Knock-Out Event has not occurred.  If a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level.  Accordingly, you could lose some or all of your principal amount at maturity.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If a Knock-Out Event has not occurred, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to the Digital Return of 11.20% , regardless of any appreciation in the value of either Underlying, which may be significant.

•
CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 22-I for additional information about these risks.

In addition, we are currently one of the companies that make up the S&P 500® Index.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.

•
YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE LEVEL OF EACH UNDERLYING — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings.  Your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to both of the Underlyings.  Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying.  Accordingly, your investment is subject to the risk of decline in the level of each Underlying.

•
YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — If a Knock-Out Event has occurred, your payment at maturity will be determined by the Underlying with the worse performance as of the Observation Date, and the notes may not return any of your investment.  This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level.  The two Underlyings’ respective performances may not be correlated and, as a result, you may avoid a loss on your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.

•
THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE — If the Ending Underlying Level of either Underlying is less than its Starting Underlying Level by more than the applicable Buffer Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Underlying.  We refer to this feature as a contingent buffer.  Under these circumstances, you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level.  If these notes had a non-contingent buffer feature, under the same scenario, the amount you would have received at maturity would have been increased by the Buffer Amount.  As a result, your investment in the notes may not perform as well as an investment in a security with a return that incorporates a non-contingent buffer.

JPMorgan Structured Investments — Single Observation Knock-Out Digital Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-2

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the pricing date that the Ending Underlying Level of that Underlying could be below its Starting Underlying Level by more than the applicable Buffer Amount.  An Underlying’s volatility, however, can change significantly over the term of the notes.  The closing level of an Underlying could fall sharply between the pricing date and the Observation Date, which could result in a significant loss of principal.

•
AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization.  The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies.  Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies.  Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

•
NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities included in the Underlyings would have.

•
HEDGING AND TRADING IN THE UNDERLYINGS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including the equity securities included in the Underlyings.  We or our affiliates may also trade in the equity securities included in the Underlyings from time to time.  Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.  It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the levels of the Underlyings on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

•       whether a Knock-Out Event is expected to occur;
•       the actual and expected volatility of the Underlyings;
•       the time to maturity of the notes;
•	the dividend rates on the equity securities included in the Underlyings;
•	the expected positive or negative correlation between the Underlyings, or the expected absence of any such correlation;
•	interest and yield rates in the market generally;
•       a variety of economic, financial, political, regulatory and judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Single Observation Knock-Out Digital Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-3

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return on the notes at maturity.  The “note total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The table and examples below assume that the Lesser Performing Underlying is the S&P 500® Index.  We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity.  In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of 1,400 and reflect the Digital Return of 11.20% and the Buffer Amount of 30.00%. The hypothetical total returns and total payments set forth below are for illustrative purposes only and may not be the actual total returns or total payments applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Knock-Out Event Has Not Occurred (1)		Knock-Out Event Has Occurred (1)
Ending Underlying Level	Lesser Performing Underlying Return	Note Total Return	Total Payment at Maturity	Note Total Return	Total Payment at Maturity
2,520.00	80.00%	11.20%	$1,112.00	N/A	N/A
2,310.00	65.00%	11.20%	$1,112.00	N/A	N/A
2,100.00	50.00%	11.20%	$1,112.00	N/A	N/A
1,960.00	40.00%	11.20%	$1,112.00	N/A	N/A
1,820.00	30.00%	11.20%	$1,112.00	N/A	N/A
1,680.00	20.00%	11.20%	$1,112.00	N/A	N/A
1,540.00	10.00%	11.20%	$1,112.00	N/A	N/A
1,470.00	5.00%	11.20%	$1,112.00	N/A	N/A
1,400.00	0.00%	11.20%	$1,112.00	N/A	N/A
1,330.00	-5.00%	11.20%	$1,112.00	N/A	N/A
1,260.00	-10.00%	11.20%	$1,112.00	N/A	N/A
1,120.00	-20.00%	11.20%	$1,112.00	N/A	N/A
980.00	-30.00%	11.20%	$1,112.00	N/A	N/A
979.86	-30.01%	N/A	N/A	-30.01%	$699.90
840.00	-40.00%	N/A	N/A	-40.00%	$600.00
700.00	-50.00%	N/A	N/A	-50.00%	$500.00
560.00	-60.00%	N/A	N/A	-60.00%	$400.00
420.00	-70.00%	N/A	N/A	-70.00%	$300.00
280.00	-80.00%	N/A	N/A	-80.00%	$200.00
140.00	-90.00%	N/A	N/A	-90.00%	$100.00
0.00	-100.00%	N/A	N/A	-100.00%	$0.00

(1) A Knock-Out Event occurs if the Ending Underlying level of either Underlying is less than its Starting Underlying Level by more than 30%.

The following examples illustrate how the note total returns and total payments set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Underlying increases from the Starting Underlying Level of 1,400 to an Ending Underlying Level of 1,470 — a Knock-Out Event has not occurred.  Because a Knock-Out Event has not occurred, the investor is entitled to the Digital Return and receives a payment at maturity of $1,112 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 11.20%) = $1,112

Example 2: The level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1,400 to an Ending Underlying Level of 980 — a Knock-Out Event has not occurred.  Even though the Ending Underlying Level of the Lesser Performing Underlying of 980 is less than its Starting Underlying Level of 1,400, because a Knock-Out Event has not occurred, the investor is entitled to the Digital Return and receives a payment at maturity of $1,112 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 11.20%) = $1,112

Example 3: The level of the Lesser Performing Underlying increases from the Starting Underlying Level of 1,400 to an Ending Underlying Level of 2,100 — a Knock-Out Event has not occurred.  Although the Lesser Performing Underlying Return of 50% is greater than the Digital Return of 11.20%, the investor is entitled to only the Digital Return and receives a payment at maturity of $1,112 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 11.20%) = $1,112

Example 4: The level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 1,400 to an Ending Underlying Level of 840 — a Knock-Out Event has occurred.  Because a Knock-Out Event has occurred and the Lesser Performing Underlying Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

JPMorgan Structured Investments — Single Observation Knock-Out Digital Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-4

Historical Information

The following graphs show the historical weekly performance of the S&P 500® Index and the Russell 2000® Index from January 5, 2007 through April 5, 2012.  The closing level of the S&P 500® Index on April 11, 2012 was 1,368.71.  The closing level of the Russell 2000® Index on April 11, 2012 was 796.59.

We obtained the various closing levels of the Underlyings below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.  The historical levels of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Underlying on the Observation Date.  We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments — Single Observation Knock-Out Digital Notes Linked to the Lesser Performing of the S&P 500® Index and the Russell 2000® Index	PS-5